FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of January, 2018

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto are the resolutions adopted at Registrant's Special General Meeting of Shareholders held today, January 4, 2018.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant)

Dated January 4, 2018	By:	/s/ Yael Shofar
Yael Shofar
General Counsel

Resolutions Adopted at the Registrat’s Special General Meeting of Shareholders

At the Special General Meeting of Shareholders of Gilat Satellite Networks Ltd. (the “Company”) held at the Company’s offices at 21 Yegia Kapayim St., Petach Tikva, Israel, on Thursday, January 4, 2018 (the “Meeting”), all proposed resolutions were adopted, as follows:

1.	Ms. Dafna Cohen was re-elected to serve as an external director for an additional three-year term; and

2.
The term of the Company’s existing indemnification agreements with two Company directors who are affiliated with the Company’s controlling shareholders, certain limited partnerships managed by FIMI IV 2007 Ltd. and by FIMI FIVE 2012 Ltd., were extended for a three year period. The Company’s form of indemnification agreement was revised to provide that the Company shall not be required to exempt the Company’s directors from liability for damages caused as a result of a breach of the director’s duty of care in transactions in which the Company’s controlling shareholder or an office holder of the Company has a personal interest.